Powin Corporation

6975 SW Sandburg Road, Ste. 326
Tigard, OR 97223

March 22, 2010

United States Securities and Exchange Commission

Attn: Mr. Edward M. Kelly, Senior Counsel, and Mr. Jay E. Ingram, Legal Branch Chief

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:

Powin Corporation

Pre-effective Amendment 6 to Registration Statement on Form S- I

Filed March 5, 2010

  File No. 333-160930

 Dear Mr. Kelly and Mr. Ingram:

We are writing in response to your comment letter dated February 16, 2010 regarding the above referenced registration statement.  Our responses to your comments follow each of the comments below.

Business and Recent Development, page 20 Recent Developments, page 26

1.

To the extent that you have any financial information available for the recently completed fourth quarter of 2009, please disclose and discuss such information.

RESPONSE: We have amended the registration statement to address the comment above. A “Recent Developments and Results of Operations” section has been added on page 19 of the registration statement.

Report of Independent Registered Public Accounting Firm, Page 56

2.

Please have your registered public accounting firm revise its report to state that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board.

RESPONSE: The former independent auditor of the Company has amended its Report which is now included on page 57.

Jay E. Ingram

Edward M. Kelly

Securities and Exchange Commission

Consolidated Statements of Operations, Pages 43 and 59

3.

It appears that the weighted average shares for the basic and diluted earnings per share or EPS for the nine months ended September 30, 2009 do not agree with the corresponding number of shares as presented in your footnote on pages 48 and 49.  Additionally, the weighted average shares for diluted EPS for the year ended December 31, 2008 does not agree with the corresponding number of shares as presented in your footnote on page 64. Please revise your registration statement as appropriate.

RESPONSE: Thank you for pointing out this error. We have updated the Consolidated Statements of Operations to correspond with the number of shares presented in the footnotes. Please see our changes on pages 44, 60 and 65 of the registration statement.

Closing

We trust that the above analysis is satisfactory to you.  Please feel free to contact our legal counsel, Vincent & Rees, L.C. at (801)303-5730 with any questions or concerns.

Sincerely,

Powin Corporation

By:   /s/ Joseph Lu

Joseph Lu, Chairman and CEO